SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 22, 2017.

[TRANSLATION]

Autonomous City of Buenos Aires, November 22, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Material Information

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In that connection, we inform you that:

1.	On the date hereof, YPF S.A. (“YPF”) and Oilstone Energía S.A. (“OESA”, and together with YPF, the “Parties”) have entered into an assignment agreement in respect of 100% of the exploitation concession in respect of the Cerro Bandera area in the Province of Neuquen (please see attached map) (the “Concession”).

Currently, approximately 190 m3 of crude oil and 130 thousand m3 of gas are produced daily in this area. It is worth noting that OESA has operated the block since the year 2011, pursuant to the applicable operation agreement with YPF.

The agreement contemplates the assignment of the Concession for an amount equal to U.S.$14 million plus value-added tax. Furthermore, the agreement sets forth that, subject to certain terms and conditions, YPF preserves its rights in respect of: (i) the Vaca Muerta and Molles formations, where YPF can continue to perform exploration and eventually exploitation works; and (ii) an exploratory project in the northern region of the Concession, and its eventual exploitation.

The effectiveness of the assignment agreement is subject to the satisfaction of certain conditions precedent, which must be met prior to May 22, 2018. The main conditions precedent relate to the authorization of the assignments set forth in the assignment agreement by the Executive Branch of the Province of Neuquen.

2.	Additionally, in connection with the information set forth in our letter dated April 18, 2017 in connection with the agreement entered into with PATAGONIA OIL CORP., we inform you that today YPF and Alianza Petrolera Argentina S.A., an affiliate of PATAGONIA OIL CORP. and PentaNova Energy Corp (“Alianza”), have entered into an agreement for the assignment of the 11% participating interest in the exploitation concession in respect of the Llancanelo area in favor of Alianza for an aggregate price of U.S.$40 million (the “Assignment Agreement”).

YPF will continue to be the operator of the area and will preserve its 50% participating interest in the concession, while Alianza will increase its participation to the remaining 50%.

The Assignment Agreement contemplates the development of a heavy crudes pilot project in the block with a total investment amounting to U.S.$54 million during a period not to exceed 36 months (the “Project”). The investment in the Project corresponding to YPF’s participation will be borne by Alianza as part of the purchase price.

Once the conditions precedent to the effectiveness of the Assignment Agreement, such as the applicable regulatory approval by the authorities of the Province of Mendoza, are satisfied, the Project will begin.

After all of the investment commitments which Alianza assumed under the Assignment Agreement have been met, the budget for the development of the area will be contributed by each of the parties pro rata to their participation in the exploitation concession, pursuant to the joint operations agreement.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

Cerro Bandera Map

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 24, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer